UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number 333-250990

Sawai Pharmaceutical Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sawai Pharmaceutical Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive Officer, General Manager of
Controller Department
Date:	February 12, 2021

2

Financial Summary for the Third Quarter of FY2020

(IFRS)

February 12, 2021

Company Name:      Sawai Pharmaceutical Co., Ltd.

Stock Code Number (Japan):      4555

Listed Stock Exchange:      Tokyo Stock Exchange

URL:      https://www.sawai.co.jp/

Representative:      Kenzo Sawai, President and Representative Director

Contact Person:      Yoshiki Sakurai, Executive Officer, General Manager of Controller Department      Tel: +81-6-6105-5711

Filing Date of Quarterly Report:      February 12, 2021

Scheduled Date of Dividends Payment:      N/A

Supplemental Materials for Quarterly Results:      Yes

IR Conference on Quarterly Results:      Scheduled (for institutional investors and analysts)

(Amount are rounded to the nearest million yen)

1. Financial Highlights for the Third Quarter of FY2020 (for the nine-month period ended December 31, 2020)

(1） Consolidated Operating Results							(% of changes over the same period of the previous period)
	Revenue		Operating profit		Profit before tax		Profit for the period		Profit attributable to owners of the Company
	Million yen	％	Million yen	％	Million yen	％	Million yen	％	Million yen	％
Nine-month Period Ended December 31, 2020	142,697	1.7	22,850	(4.6)	22,595	(5.0)	17,389	(3.0)	17,388	0.4
Nine-month Period Ended December 31, 2019	140,266	1.6	23,944	9.3	23,785	9.0	17,924	3.6	17,319	3.1
Note: Comprehensive Income:	The nine-month of FY2020: ¥11,349 million < (30.1)％ >					The nine-month of FY2019: ¥16,230 million < (26.7)％ >

	Basic earnings per share			Diluted earnings per share
	Yen			Yen
Nine-month Period Ended December 31, 2020	397.11			396.71
Nine-month Period Ended December 31, 2019	395.59			395.27

(2) Consolidated Financial Position

	Total assets	Total equity	Equity attributable to owners of the Company	Ratio of equity attributable to owners of the Company to total assets
	Million yen	Million yen	Million yen	％
As of December 31, 2020	390,865	239,363	216,871	55.5
As of March 31, 2020	384,814	233,686	210,000	54.6

2. Cash Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the Fiscal Year Ended March 31, 2020	－	65.00	－	65.00	130.00
For the Fiscal Year Ending March 31, 2021	－	65.00	－

Additional Information

(1) Material changes in subsidiaries during this period: N/A

(2) Changes in accounting policies and accounting estimates
(i) Changes in accounting policies required by IFRS: N/A
(ii) Changes in accounting policies other than (i): N/A
(iii) Changes in accounting estimates: N/A

(3) Number of shares issued and outstanding (common stock)

(i) Number of shares issued and outstanding at the end of each period (including treasury stock):

December 31, 2020: 44,090,988 shares

March 31, 2020: 44,082,388 shares
(ii) Number of treasury stock at the end of each period:

December 31, 2020: 299,649 shares

March 31, 2020: 299,649 shares
(iii) Average number of shares issued and outstanding in each period:

Nine-month period ended December 31, 2020: 43,787,995 shares,

Nine-month period ended December 31, 2019: 43,780,434 shares

This financial summary is not subject to quarterly review by certified public accountants or audit firms.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

The third quarter earnings conference for institutional investors and analysts is scheduled on February 12, 2021. Presentation and related materials of the conference will be promptly posted on Sawai’s website.

Attachment Index

1．	Financial Highlights for the Nine-month Period Ended December 31, 2020	2
	(1) Operating Results	2
	(2) Financial Position	4
	(3) Cash Flow	4
2．	Condensed Quarterly Consolidated Financial Statements and Selected Notes	5
	(1) Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statement of Comprehensive Income	5
	(2) Condensed Quarterly Consolidated Statements of Financial Position	7
	(3) Condensed Quarterly Consolidated Statements of Changes in Equity	9
	(4) Condensed Quarterly Consolidated Statements of Cash Flows	10
	(5) Selected Notes to Condensed Quarterly Consolidated Financial Statements	11
	(Significant Uncertainty Regarding Going Concern Assumption）	11
	(Changes in Presentation）	11
	(Supplemental Information）	11
	(Segment Information）	12

1．Financial Highlights for the Nine-month Period Ended December 31, 2020

(1) Operating Results

Sawai Pharmaceutical Co., Ltd. (the “Company”) and subsidiaries (collectively, “Sawai”) has adopted IFRS since the fiscal year ended March 31, 2018, in order to increase the international comparability of its financial information within the capital market.

During the nine-month period ended December 31, 2020, revenue increased to JPY 142,697 million (by 1.7%), operating profit decreased to JPY 22,850 million (by 4.6%), profit before tax decreased to JPY22,595 million (by 5.0%), and profit attributable to owners of the Company increased to JPY17,388 million (by 0.4%), compared to the nine-month period ended December 31, 2019.

(Millions of yen, except percentages)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020	Change	Change (%)
Revenue	140,266	142,697	2,431	1.7
Operating profit	23,944	22,850	(1,094)	(4.6)
Profit before tax	23,785	22,595	(1,190)	(5.0)
Profit attributable to owners of the Company	17,319	17,388	69	0.4

(i) Japan Business Segment

In the Japan Business segment, the Cabinet approved the “Basic Policy for Economic and Fiscal Management and Reform 2017: Improving Productivity Through Investment in Human Resources,” in June 2017, which seeks to realize the 80% use of generic drugs by September 2020. To achieve this goal, the Cabinet approved the “Basic Policy on Economic and Fiscal Management and Reform 2019 - A New Era of Reiwa: Challenges toward Society 5.0” (Basic Policy 2019) in June 2019, which states that: “With regard to the promotion of the use of generic drugs, while ensuring stable supply and greater reliability of quality, the government will continue to strive to realize the 80 percent use of generic drugs by September 2020, strengthening incentives.” Moreover, to further promote the use of generic drugs, the April 2020 revision for the remuneration of medical services introduced a system/mechanism to better compensate pharmacies and medical institutions that dispensed a higher percentage of generic drugs, and/or that issued prescriptions using the names of the active ingredients instead of the brand name of the drugs. As a result, the share of the generic drugs was expanded to as much as 78.5% in September 2020, according to the (preliminary) price list survey conducted by the Japanese government.

However, meanwhile, the operating environment for Sawai became challenging because of the implementation of the regularly scheduled price list revision in April 2020, following the ad hoc price list revision due to the consumption tax rate hike in October 2019.

Within this environment, under our mid-term management plan titled “M1 TRUST 2021” (or “Mid-Term Management Plan”), we are working to achieve our mid- to long-term vision of “establishing a dominant position in the domestic generic drugs market, and transform into a world-leading generics company by accelerating growth of Upsher-Smith Laboratories, LLC (‘USL’),” by building “an intra-industry network with a view towards forming more strategic alliances” and “a structure capable of responding to changes in the industry and that strengthens cost competitiveness.”

In terms of production and supply systems, we closed the Osaka Factory due to aging in September 2020, transferring its packaging processes to the Sanda Nishi Factory to achieve higher efficiency and lower costs, and are improving production efficiency by taking advantage of the characteristics of each of our six factories nationwide.

As to product development and marketing, we launched 14 generic drugs with 29 strengths including “Memantine Hydrochloride tablets and OD tablets,” in June 2020, and 2 generic drugs with 10 strengths including “Pregabalin OD tablets and capsules,” in December 2020.

As a new business development, we entered into a licensing agreement with Neugen Pharma, Inc. for the joint development and sale of WN1316, an active compound in the treatment of amyotrophic lateral sclerosis (“ALS”) in June 2020. In September 2020, we also agreed to invest in Susmed Corporation, a therapeutics software application developer. Through our collaboration with them, we intend to become even more “indispensable” by providing IT-based solutions that contribute to people’s health in a multifaceted way.

For our COVID-19 countermeasures, we established a Crisis Management Office based on the Rules on Crisis Management and the Disaster BCP in February 2020, and have taken steps to prevent infection by strengthening internal office ventilation and disinfection, and by ensuring that employees perform hand hygiene, wear masks, and undertake temperature screenings. We also have mandated web-based meetings, and revised internal rules regarding long-distance business trips at the same time changed work policies to accommodate flexi-time, staggered work hours, and work-from-home, while continuing to operate each plant in Japan and striving to ensure a stable supply of products. Under the Government of Japan’s state of emergency declaration, our medical representatives (MR) have refrained from visiting medical institutions and shifted to utilize digital technology to provide services. COVID-19’s impact on our financial results for the six-month period ended September 30, 2020 was limited. However, if the pandemic’s impact is prolonged, among other things, it is expected to impact the supply of pharmaceuticals such as the stagnation of raw material imports and logistics, the demand of pharmaceuticals due to the restraints on patient consultation, and the provision of information about pharmaceuticals. As a pharmaceutical manufacturer and seller, we continue to adopt measures that prevent infections and that maintain a stable supply of pharmaceuticals that are essential for people’s lives and health.

As a result, the segment reported net sales of JPY 115,940 million (4.6% increase compared to the same period of the previous year) and segment profit of JPY 22,786 million (8.3% increase compared to the same period of the year).

(ii) U.S. Business Segment

In the U.S. Business segment, to accelerate our growth strategy, we have entered the U.S. market via USL, which celebrated its 100th anniversary in 2019. We are working to implement a new growth strategy for USL with Sumitomo Corporation of the Americas, a U.S. subsidiary of Sumitomo Corporation, which owns a 20% interest in USL. For the medium-term, to achieve our medium- to long-term vision, we have positioned these last three years as a period “to accelerate becoming a globalized company through USL,” and the Company and USL have made collaboration a priority in order to leverage both our strengths.

In the U.S. generic drug market, generic drug prices constantly declined, although there are some signs of recovery observed recently. It is mainly because the three major purchasing groups hold approximately 90% market share as a result of wholesaler and pharmacy consolidation and because of the high number of approvals for Abbreviated New Drug Applications (ANDA) by the U.S. Food and Drug Administration (FDA).

Within this environment, we expanded our products offering by launching three generic drugs, “Ethacrynic Acid Tablets,” “Propafenone Hydrochloride Extended Release Capsules” and “Ramelteon Tablets,” in June, July and December 2020, respectively. As for branded pharmaceutical products, in August 2020, we entered into a partnership agreement with AmbioPharm, Inc. to develop and market “Corticotropin Injection” in the United States.

Further, due to the COVID-19 outbreak, various states have issued stay at home orders, but because USL’s business of pharmaceutical manufacturing was designated as one of the most critical sectors, we were able to continue operating. In early March 2020, USL established a cross-departmental response team (COVID-19 Response Team) to gather a wide-range of information and develop countermeasures. With the exception of certain employees who are essential for on-site operations such as those in manufacturing and R&D departments, USL transitioned to telework, implemented measures to prevent the spread of infection among employees, introduced other human resource measures, and switched to technology-based sales activities. Although the outbreak has discouraged patients from seeking medical assistance and restricted business activities, USL continues to adopt measures that prevent infection and that maintain a stable supply system for the pharmaceutical products that are essential for maintaining people’s life and health.

As a result, the segment reported net sales of JPY 26,757 million (9.2% decrease compared to the same period of the previous year) and segment profit of JPY 64 million (97.8% decrease compared to the same period of the previous year).

(2) Financial Position

Assets

As of December 31, 2020, current assets amounted to JPY 203,034 million, an increase of JPY 11,670 million from March 31, 2020, primarily because of an increase in trade and other receivables resulted from the growth of revenue. Non-current assets as of December 31, 2020 was JPY 187,831 million, a decrease of JPY 5,619 million from March 31, 2020, mainly because of a decrease in intangible assets due to amortization. Total assets as of December 31, 2020 was JPY 390,865 million, an increase of JPY 6,051 million compared to the balance as of March 31, 2020.

Liabilities

As of December 31, 2020, current liabilities amounted to JPY 75,676 million, a decrease of JPY 4,448 million from March 31, 2020, primarily due to redemption of bonds. Non-current liabilities as of December 31, 2020 was JPY 75,826 million, an increase of JPY 4,822 million from March 31, 2020, primarily because of increase in borrowings. Total liabilities as of December 31, 2020 was JPY 151,502 million, an increase of JPY 374 million compared to the balance as of March 31, 2020.

Equity

Total equity as of December 31, 2020 was JPY 239,363 million, an increase of JPY 5,677 million compared to the balance as of March 31, 2020, primarily because of net profit for the nine-month period ended December 31, 2020, offset by dividend payments and unfavorable exchange effects. As a result, ratio of equity attributable to owners of the Company to total assets became 55.5% (54.6% as of March 31, 2020).

(3) Cash Flow

Cash and cash equivalents as of December 31, 2020 decreased by JPY 7,857 million to JPY 48,225 million, compared to the balance as of March 31, 2020.

The results of cash flow for each activity are as follows:

Cash flows generated from operating activities was JPY 16,457 million for the current period (decrease of JPY 683 million compared to the same period of the previous year) which mainly consists of profit before tax (JPY22,595 million), depreciation and amortization (JPY 13,794 million), increase in trade and other receivables (JPY 15,369 million), increase in inventories (JPY 3,868 million), and income taxes paid (JPY 7,090 million).

Cash flows used in investing activities was JPY 14,903 million for the current period (decrease of JPY577 million compared to the same period of the previous year) which mainly consists of acquisition of property, plant and equipment (JPY 8,901 million) and acquisition of intangible assets (JPY 5,327 million).

Cash flows used in financing activities was JPY 8,942 million for the current period (decrease of JPY553 million compared to the same period of the previous year) which mainly consists of proceeds from borrowings (JPY 10,000 million), redemption of bonds (JPY 10,000 million) and payments of dividend (JPY 5,692 million).

2．Condensed Quarterly Consolidated Financial Statements and Selected Notes

(1) Condensed Quarterly Consolidated Statements of Income and Condensed Quarterly Consolidated Statements of Comprehensive Income

(Condensed Quarterly Consolidated Statements of Income)

	Yen in millions (except per share data)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020
Revenue	140,266	142,697
Cost of sales	(83,138)	(85,909)
Gross profit	57,128	56,788
Selling, general and administrative expenses	(24,013)	(24,857)
Research and development expenses	(9,470)	(9,312)
Other income	409	275
Other expenses	(111)	(44)
Operating profit	23,944	22,850
Finance income	277	137
Finance expenses	(435)	(392)
Profit before tax	23,785	22,595
Income tax expenses	(5,861)	(5,206)
Profit for the period	17,924	17,389
Profit attributable to:
Owners of the Company	17,319	17,388
Non-controlling interests	605	1
Total	17,924	17,389
Earnings per share (Yen)
Basic earnings per share	395.59	397.11
Diluted earnings per share	395.27	396.71

(Condensed Quarterly Consolidated Statements of Comprehensive Income)

	Yen (in millions)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020
Profit for the period	17,924	17,389
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(96)	60
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(1,598)	(6,100)
Other comprehensive loss for the period, net of tax	(1,694)	(6,040)
Total comprehensive income for the period	16,230	11,349
Total comprehensive income attributable to:
Owners of the Company	15,935	12,507
Non-controlling interests	296	(1,158)
Total	16,230	11,349

(2) Condensed Quarterly Consolidated Statements of Financial Position

	Yen (in millions)
	As of March 31, 2020	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	56,082	48,225
Trade and other receivables	58,685	74,460
Inventories	75,460	78,762
Other financial assets	141	125
Other current assets	996	1,462
Total current assets	191,364	203,034
Non-current assets
Property, plant and equipment	81,013	82,420
Goodwill	38,636	36,744
Intangible assets	61,669	57,384
Other financial assets	5,914	6,175
Other non-current assets	705	838
Deferred tax assets	5,513	4,270
Total non-current assets	193,450	187,831
Total assets	384,814	390,865

	Yen (in millions)
	As of March 31, 2020	As of December 31, 2020
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	44,038	48,281
Bonds and borrowings	14,456	5,432
Income taxes payable	4,318	2,396
Refund liabilities	7,989	8,709
Provisions	92	284
Other financial liabilities	2,412	3,897
Other current liabilities	6,819	6,677
Total current liabilities	80,124	75,676
Non-current liabilities
Bonds and borrowings	60,567	67,782
Provisions	113	712
Other financial liabilities	8,391	5,442
Other non-current liabilities	1,872	1,831
Deferred tax liabilities	61	59
Total non-current liabilities	71,004	75,826
Total liabilities	151,128	151,502
Equity
Share capital	41,199	41,219
Capital surplus	42,863	42,883
Retained earnings	126,719	138,415
Treasury shares	(1,385)	(1,385)
Other component of equity	604	(4,261)
Equity attributable to owners of the Company	210,000	216,871
Non-controlling interests	23,686	22,492
Total equity	233,686	239,363
Total liabilities and equity	384,814	390,865

(3) Condensed Quarterly Consolidated Statements of Changes in Equity

Nine-month period ended December 31, 2019

Yen (in millions)
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2019, as previously reported	41,184	42,849	113,342	(1,385)	3,259	199,250	23,954	223,204
Adjustment on initial application of IFRS16, net of tax			8			8		8
Adjusted balances at April 1, 2019	41,184	42,849	113,350	(1,385)	3,259	199,258	23,954	223,212
Profit for the period			17,319			17,319	605	17,924
Other comprehensive income					(1,384)	(1,384)	(310)	(1,694)
Total comprehensive income	-	-	17,319	-	(1,384)	15,935	296	16,230
Issuance of new shares	14	14			(29)	0		0
Acquisition of treasury shares				(0)		(0)		(0)
Dividends			(5,910)			(5,910)	(296)	(6,206)
Share-based payments					69	69		69
Total transactions with owners	14	14	(5,910)	(0)	41	(5,841)	(296)	(6,137)
Balance at December 31, 2019	41,199	42,863	124,759	(1,385)	1,916	209,352	23,954	233,305

Nine-month period ended December 31, 2020

Yen (in millions)
	Equity attributable to owners of the Company						Non-controlling interests	Total equity
	Share capital	Capital surplus	Retained earnings	Treasury shares	Other component of equity	Total
Balance at April 1, 2020	41,199	42,863	126,719	(1,385)	604	210,000	23,686	233,686
Profit for the period			17,388			17,388	1	17,389
Other comprehensive income					(4,881)	(4,881)	(1,159)	(6,040)
Total comprehensive income	-	-	17,388	-	(4,881)	12,507	(1,158)	11,349
Issuance of new shares	20	20			(40)	0		0
Dividends			(5,692)			(5,692)	(36)	(5,728)
Share-based payments					56	56		56
Total transactions with owners	20	20	(5,692)	-	16	(5,636)	(36)	(5,672)
Balance at December 31, 2020	41,219	42,883	138,415	(1,385)	(4,261)	216,871	22,492	239,363

(4) Condensed Quarterly Consolidated Statements of Cash Flows

	Yen (in millions)
	Nine-month period ended December 31, 2019	Nine-month period ended December 31, 2020
Cash flows from operating activities
Profit before tax	23,785	22,595
Depreciation and amortization	13,229	13,794
Impairment loss	865	177
Financial income	(278)	(132)
Financial expenses	419	396
Loss on sale and disposal of property, plant and equipment and intangible assets	81	508
Increase in trade and other receivables	(4,497)	(15,369)
Increase in inventories	(11,082)	(3,868)
Increase in trade and other payables	319	3,174
Increase in refund liabilities	2,273	987
Increase in other financial liabilities	176	303
Other	(980)	1,277
Subtotal	24,809	23,842
Interest received	154	12
Dividends received	137	126
Interest paid	(414)	(433)
Income taxes paid	(7,546)	(7,090)
Cash flows generated from operating activities	17,140	16,457
Cash flows from investing activities
Acquisition of property, plant and equipment	(3,833)	(8,901)
Acquisition of intangible assets	(11,659)	(5,327)
Other	12	(675)
Cash flows used in investing activities	(15,480)	(14,903)
Cash flows from financing activities
Net increase in short-term borrowings	1,600	1,600
Proceeds from borrowings	-	10,000
Repayments of long-term borrowings	(3,564)	(3,422)
Redemption of bonds	-	(10,000)
Payments of lease liabilities	(1,325)	(1,381)
Dividends paid	(5,910)	(5,692)
Dividends paid to non-controlling interests	(296)	(36)
Others	(0)	(11)
Cash flows used in financing activities	(9,495)	(8,942)
Effect of exchange rate change on cash and cash equivalents	(260)	(469)
Net decrease in cash and cash equivalents	(8,095)	(7,857)
Cash and cash equivalents at beginning of period	57,067	56,082
Cash and cash equivalents at end of period	48,972	48,225

(5) Selected Notes to Condensed Quarterly Consolidated Financial Statements

(Significant Uncertainty Regarding Going Concern Assumption）

Not applicable

(Changes in Presentation）

“Provisions” previously included in other current liabilities and other non-current liabilities are separately presented as at the nine-month period ended December 31, 2020 due to an increase of provision. The balance as of March 31, 2020 were reclassified to reflect this change in presentation. As a result, JPY 6,911 million of other current liabilities previously reported are now presented separately as provision (current liability) in the amount of JPY 92 million and other current liabilities in the amount of JPY 6,819 million, as well as JPY 1,985 million of other non-current liabilities previously reported are now presented separately as provision (non-current liability) in the amount of JPY 113 million and other non-current liabilities in the amount of JPY 1,872 million.

(Supplemental Information）

(Significant Accounting Policies)

Sawai newly adopted the following accounting policies for financial instruments as of April 1, 2020.

Financial assets which are not classified as financial assets measured at amortized cost are classified as financial assets measured at fair value through other comprehensive income (“FVTOCI”) at initial recognition if both of the following conditions are met:

➢	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
➢	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets which are not classified as financial assets measured at amortized cost nor FVTOCI are classified as financial assets measured at fair value through profit or loss.

In addition, as aforementioned in Changes in Presentation, provisions are separately presented from this quarter due to an increase of provision. Sawai’s accounting policy of provisions are the follows:

Sawai recognizes provisions when Sawai has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations. Sawai’s provisions consist primarily of provisions for drug product safety assessment.

(Contingent liabilities)

Upsher-Smith Laboratories, LLC (“USL”), a consolidated subsidiary of Sawai, is involved in certain investigations and litigation in connection with the marketing of pharmaceuticals in the United States as disclosed in the consolidated financial statements as of and for the year ended March 31, 2020. Since there has been no significant developments in these investigations and litigation, Sawai has not recognized any liabilities as of December 31, 2020. Meanwhile, Sawai has agreed with the seller of USL to extend the release date of the escrow account, from which a compensation is reimbursed in the event those investigations and/or actions are settled, from 2022 to 2024 in exchange for release of some portion of the escrow account. Sawai will be required to compensate the plaintiffs and recognize a loss if the settlement is made after the release date of the escrow account or if the settlement amount exceeds the escrow account before the release date.

(Segment Information)

Sawai’s operating segments are the components for which separate financial information is available, and the Board of Directors as the chief operating decision maker, regularly assesses the financial information in deciding how to allocate resources, measure performance and forecast future periods. Sawai manufactures and sells generic pharmaceutical products with operations in Japan and the United States, each requires differing marketing strategies. Accordingly, Sawai has designated two operating segments, Japan Business segment, and U.S. Business segment.

Nine-month period ended December 31, 2019

	Yen (in millions)
	Operating segment			Adjustments and elimination	Amount recorded in the condensed quarterly consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	110,810	29,456	140,266	-	140,266
Intersegment revenue or transfers	-	-	-	-	-
Total	110,810	29,456	140,266	-	140,266
Segment (operating) profit	21,045	2,899	23,944	0	23,944
Finance income					277
Finance expenses					(435)
Profit before tax					23,785

Nine-month period ended December 31, 2020

	Yen (in millions)
	Operating segment			Adjustments and elimination	Amount recorded in the condensed quarterly consolidated statements of income
	Japan Business	U.S. Business	Total
Segment revenue
Revenue from external customers	115,940	26,757	142,697	-	142,697
Intersegment revenue or transfers	-	-	-	-	-
Total	115,940	26,757	142,697	-	142,697
Segment (operating) profit	22,786	64	22,850	(0)	2,850
Finance income					137
Finance expenses					(392)
Profit before tax					22,595

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